TLC Ventures Corp.

June 10, 2005

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: TLC Ventures Corp. (the “Company”)

The Company acknowledges,

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

TLC VENTURES CORP.

/s/ Edward Farrauto, CFO